UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 19, 2003

OM GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

001-12515
(Commission File Number)

52-1736882
(I.R.S. Employer Identification Number)

Tower City
50 Public Square
Suite 3500
Cleveland, OH 44113-2204
(Address of principal executive offices)
(Zip code)

(216) 781-0083
(Registrant's telephone number, including area code)

TABLE OF CONTENTS

ITEM 12. DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On December 19, 2003, OM Group, Inc. issued a press release announcing that it had filed its 2003 third quarter Form 10-Q, which amended previously reported results as expected.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OM Group, Inc.
_____

(Registrant)

Date: December 19, 2003

/s/ Thomas R. Miklich
_____

Name: Thomas R. Miklich
Title: Chief Financial Officer

EXHIBIT INDEX

99.1   Press Release of OM Group, Inc. dated December 19, 2003